Explanation of Responses

(1)
Vatera Healthcare Partners LLC directly owns 6,729,459 shares of common stock of the Issuer (the "Shares") received upon consummation of the merger (the "Merger") of a subsidiary of the Issuer into a company now known as Melinta Subsidiary Corp. on November 3, 2017.  Vatera Holdings LLC is the manager of Vatera Healthcare Partners LLC and Kevin Ferro serves as the Chief Executive Officer, Chief Investment Officer and Managing Member of Vatera Holdings LLC.  Vatera Healthcare Partners LLC, Vatera Holdings LLC and Mr. Ferro are Reporting Persons on this Form 3.  Pursuant to Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), Vatera Holdings LLC and Mr. Ferro may be deemed to beneficially own the Shares owned directly by Vatera Healthcare Partners LLC. Each of Vatera Holdings LLC and Mr. Ferro disclaims beneficial ownership of any Shares owned by Vatera Healthcare Partners LLC, except to the extent of its or his pecuniary interest therein.  Mr. Ferro serves on the Board of Directors of the Issuer (the "Board"), together with Cecilia Gonzalo, a managing director of Vatera Holdings LLC, and Thomas P. Koestler, Ph.D., an executive director of Vatera Holdings LLC.  Solely for purposes of Section 16 of the Exchange Act, Vatera Healthcare Partners LLC and Vatera Holdings LLC may be deemed to be directors-by-deputization as a result of the service of such persons on the Board. For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the Board approved the acquisition of any direct or indirect pecuniary interest in any and all Shares by the Reporting Persons as a result of or in connection with the Merger.